Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES SECOND GOLD DISCOVERY AT 144

•
New gold zone (“144 Gap SW”) discovered 200 m southwest of 144 Gap Zone and 150 m northeast of 144 North.  Key intercepts: 3.30 gpt/40.8m (including 6.12 gpt/9.5m), 3.22 gpt/14.7, 3.73 gpt/10.2m, 6.24 gpt/3.3m and 5.76 gpt/3.0m

•
Drilling at 144 Gap Zone continues to intersect significant gold values. Key intercepts: 13.87 gpt/16.5m (including 129.17 gpt/1.5m), 27.28 gpt/2.5m, 3.74 gpt/12.6m (including 5.91 gpt/5.6m), 5.92 gpt/7.0m, 3.15 gpt/11.4m, 5.38 gpt/6.5m, 5.43 gpt/4.5m, 10.14 gpt/2.1m, 5.06 gpt/3.2m and 8.04 gpt/2.0m.

TORONTO, ONTARIO -- (Marketwired – June 25, 2015 ) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from an additional 25 drill holes and two wedge holes (28,011 metres) at the Company’s 144 Exploration Area (“144”), which includes the 144 Gap, 144 Gap SW, 144 North and 144 South. 144 is located immediately southwest of the Timmins West Mine Thunder Creek Deposit and covers about 4.0 kilometres of the same volcanic/ultramafic, intrusive/sedimentary contact (the “TC-144 Trend”) that hosts both Thunder Creek and Timmins Deposit. Drilling at 144 to date has been largely focused on the 144 Gap area, where a new discovery was announced in October 2014. The discovery of the 144 Gap SW Zone, announced today, results from eight holes that were drilled to test targets to the southwest of the 144 Gap.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We now have our second discovery at 144 in less than a year and we found it with the first eight holes designed to test targets to the southwest of the 144 Gap Zone. The location of the 144 Gap SW Zone is very attractive as it will be easily accessible by further extending the exploration drift currently being developed to the 144 Gap Zone from Thunder Creek. The success we are having drilling along the TC-144 Trend is very exciting as it continues to identify areas for potential future resource growth within Timmins West Complex. It also continues to support our belief that the TC-144 Trend is host to multiple gold deposits that, together, can establish Timmins West as a major gold mining centre. With a new program of geophysics now in the final stages of preparation, substantial surface drilling in progress, our exploration drift from Thunder Creek advancing on schedule and underground drilling from the exploration drift now underway, we continue to be very encouraged about the future of 144 and of our Timmins West Complex as a whole.”

Eight holes (Hwy-15-107, 108, 111, 116, 123, 125, 126 and 129) were drilled as part of a new program of wide-spaced exploration drilling to test a 325 metre (“m”) strike length of the TC-144 Trend southwest of the 144 Gap Zone. These holes intersected a significant new zone of gold mineralization (144 Gap SW). Among key intercepts being reported are: 3.30 gpt/40.8m, including 6.12 gpt/9.5m, in Hwy-15-116, 3.73 gpt/10.2m and 5.76 gpt/3.0m in Hwy-15-123, 3.22 gpt/14.7m in Hwy-15-125 and 6.24 gpt/3.3m in Hwy-15-126. The new mineralization is located 200 m to the southwest of the 144 Gap Zone and is defined by five holes covering 125 m of strike length approximately 800 m below surface and close to the elevation of the new exploration drift being developed from Thunder Creek. All of the holes intersected thick intervals of altered syenite with local quartz veining, pyrite and visible gold similar to that observed at the 144 Gap Zone. The most westerly of the five new holes is located within 150 m of 144 North.

An additional eight holes and two wedge holes (Hwy-15-58W1, 78W1, 104, 112, 113, 114, 127, 128, 132, 134) from the new program were drilled mainly near the east and west margins of the 144 Gap Zone to assist with refining the geologic model for upcoming resource estimation. Among key intercepts are: 13.87 gpt/16.5m, including 129.17 gpt/1.5m,  and 3.15 gpt/11.4m from Hwy-15-127, 5.92 gpt/7.0m, 10.14 gpt/2.1m and 3.74 gpt/12.6m, including 5.91 gpt/5.6m, in Hwy-15-134, 5.43 gpt/4.5m and 5.06 gpt/3.2m in Hwy-15-58W1, 5.38 gpt/6.5m in Hwy-15-128 and 8.04 gpt/2.0m and 27.28 gpt/2.5m in Hwy-15-114.

Recent interpretations continue to suggest that the mineralization at 144 Gap is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide and closely  associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Mineralization appears to be contained in a series of thick higher-grade chutes within an easterly plunging system. Some of the best mineralization identified to date is contained in a thick high-grade core which is estimated to measure 300 m in vertical height, 50 to 125 m in width and 75 to 125 m in strike length near the discovery hole Hwy-14-48.

Hwy-15-109,110,115,117,118,119,121,122 and 124 were drilled as wide-spaced exploratory holes above the 144 Gap Zone towards surface and generally returned low values, but confirmed the current geologic model indicating that the top of mineralization is located approximately 550 m below surface.

In addition to recent drilling, the Company is in the final preparation stages for a large program of surface geophysics covering areas southwest of the 144 Gap and over the 144 North and South targets. The program will include line cutting, and an airborne drone magnetic survey, as well as a 3D Inverse polarization survey (3D IP) over a 3.5 km by 4 km area to assist in defining new drill targets. Work on the program is planned to commence by early in the third quarter.

The Company plans to continue surface drilling with 3-4 drill rigs during the new geophysical program with a focus on exploration to the southwest of the 144 Gap Zone.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is shipped in security sealed bags for preparation and analysis at either ALS Canada Ltd. or Activation Laboratories. Preparation for ALS Canada Ltd is at facilities in either Sudbury, ON, or Val d’Or Quebec with the pulps being shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579). All preparation and analysis for Activation Laboratories is completed at their Laboratory in Timmins, ON (1752 Riverside Drive, Timmins).  Activation Laboratories Ltd. is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Table 1: 144 – List of Significant Composite Intervals From New Drilling

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-14-58W1	1356
	955m drilled		983.00	987.50	4.50	5.43
	beyond wedge	incl.	984.50	985.10	0.60	17.30
			996.30	997.10	0.80	8.02
			1013.90	1017.10	3.20	5.06
			1020.70	1021.20	0.50	6.58
			1031.30	1032.20	0.90	10.40
HWY-15-78W1	1127
	802m drilled		838.30	840.80	2.50	6.75
	beyond wedge		861.40	862.20	0.80	3.59
			865.30	882.40	17.10	2.78
		incl.	867.00	867.80	0.80	12.05
		incl.	879.50	882.40	2.90	6.05
HWY-15-104	1389
			942.50	944.80	2.30	3.91
			948.80	950.20	1.40	4.90
			952.30	953.40	1.10	5.85
			969.40	969.90	0.50	6.95
			977.20	979.50	2.30	6.62
		incl.	978.00	978.50	0.50	30.40
			1023.40	1025.20	1.80	6.76
			1051.10	1054.70	3.60	4.40
		incl.	1054.00	1054.70	0.70	12.80
			1063.90	1066.10	2.20	6.00
		incl.	1064.60	1065.10	0.50	25.50
HWY-15-110	1071
			714.00	717.20	3.20	2.44
			843.40	845.40	2.00	5.75
		incl.	844.40	844.90	0.50	22.90

Table 1: 144 – List of Significant Composite Intervals From New Drilling – Cont’d

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-114	1203
			924.30	926.30	2.00	8.04
		incl.	925.20	925.70	0.50	31.70
			951.10	952.60	1.50	5.96
			990.40	991.00	0.60	7.11
			1100.10	1102.60	2.50	27.28
		incl.	1100.10	1100.70	0.60	84.10
HWY-15-116	1213
			949.20	990.00	40.80	3.30
		incl.	952.50	962.00	9.50	6.12
		which incl.	952.50	953.10	0.60	26.10
		which incl.	961.40	962.00	0.60	27.30
		incl.	970.10	976.90	6.80	4.16
		which incl.	976.00	976.90	0.90	11.15
		incl.	982.40	985.30	2.90	5.18
HWY-15-118	744
			567.00	568.50	1.50	10.75
			582.70	584.00	1.30	3.96
HWY-15-121	765
			411.80	415.00	3.20	4.23
			648.00	649.50	1.50	3.16
HWY-15-123	1194
			882.80	884.50	1.70	4.32
			905.80	916.00	10.20	3.73
			934.20	937.20	3.00	5.76
HWY-15-124	1044
			746.00	747.70	1.70	4.54
HWY-15-125	1162
			868.70	883.40	14.70	3.22
		incl.	882.60	88 3.40	0.80	15.60

Table 1: 144 – List of Significant Composite Intervals From New Drilling – Cont’d

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-126	1272
			941.90	945.20	3.30	6.24
			962.60	963.80	1.20	6.40
			996.00	996.90	0.90	3.46
HWY-15-127	1089
			898.50	900.00	1.50	6.02
			916.50	933.00	16.50	13.87
		incl.	916.50	918.00	1.50	129.17
			942.80	954.20	11.40	3.15
		incl.	942.80	943.30	0.50	15.35
HWY-15-128	1119
			780.80	785.20	4.40	3.11
			792.40	794.20	1.80	5.20
			804.50	806.50	2.00	4.83
			828.10	834.10	6.00	3.29
			844.60	851.10	6.50	5.38
		incl.	845.40	846.00	0.60	37.20
HWY-15-129	1197
			888.00	890.80	2.80	3.86
			900.30	903.30	3.00	3.50
			940.70	941.20	0.50	5.36
HWY-15-132	1128
			920.10	922.10	2.00	4.19
			935.20	937.80	2.60	8.00
		incl.	936.20	936.70	0.50	22.20

Table 1: 144 – List of Significant Composite Intervals From New Drilling – Cont’d

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-134	1332
			955.00	962.00	7.00	5.92
		incl.	956.40	958.50	2.10	10.17
			984.90	987.00	2.10	10.14
		incl.	984.90	985.60	0.70	22.60
			991.90	992.60	0.70	7.57
			996.10	999.60	3.50	3.37
			1006.60	1008.00	1.40	3.54
			1013.60	1015.00	1.40	3.75
			1021.30	1033.90	12.60	3.74
		incl.	1028.30	1033.90	5.60	5.91
		which incl.	1033.20	1033.90	0.70	24.50
			1036.70	1038.80	2.10	3.22
			1043.00	1046.50	3.50	4.12
			1069.60	1071.00	1.40	8.06

Notes:

1)	Assays from HWY-15-105 and HWY-15-106 were released on April 27th, 2015.

2)	The following holes: HWY15-107 (1275m), HWY-15-108 (1044m), HWY-15-109 (933m),

HWY-15-111 (1125m), HWY-15-112 (1512m), HWY-15-115 (766m), HWY-15-117 (859m),

HWY-15-119 (984m), HWY-15-122 (780m), all generated low assay values.

3)	Hwy-15-113 (54m) was terminated prior to reaching target due to difficult ground conditions.

4)	Assays are reported uncut.

5)	True Widths are not reported at this time.

Figure 1. 144 Gap Geology Plan – Location of New Drill Holes

Note:	Hole traces displayed below 665 m from surface.
Hole traces are not displayed for Thunder Creek.
Only new holes and October 2014 discovery hole are shown.

Figure 2. 144 Trend Surface Geology Plan – New Drill Holes (Projected Vertically to Surface)

THUNDER CREEK DEPOSIT
144 GAP ZONE
144 GAP SW
144 NORTH
144 SOUTH
144
Legend
Thunder Creek Deposit
New Drill Results
Mineralized Corridor
Interpreted Faults
Mafic Volcanics
Porphyritic Syenite
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments
0
250
500
Meters

Figure 3. 3D Visual 144 Gap and 144 Gap SW Zones (Looking Northwest)

144 GAP SW
144 GAP
125m
200m
400m
HWY-15-127
6.02gpt/1.50m
13.87gpt/16.50m
3.15gpt/11.40m
HWY-14-48
5.37gpt/46.00m
4.06gpt/5.10m
5.76gpt/1.20m
HWY-15-123
3.73gpt/10.20m
HWY-15-125
3.22gpt/14.70m
HWY-15-126
6.24gpt/3.30m
6.40gpt/1.20m
HWY-15-78W1
6.75gpt/2.50m
2.78gpt/17.10m
HWY-14-58W1
5.43gpt/4.50m
5.06gpt/3.20m
HWY-15-134
5.92gpt/7.00m
10.14gpt/2.10m
3.37gpt/3.50m
3.74gpt/12.60m
4.12gpt/3.50m
HWY-15-116
3.30gpt/40.80m
incl. 6.12gpt/9.50m
incl. 4.16gpt/6.80m
incl. 5.18gpt/2.90m
HWY-15-128
3.29gpt/6.00m
5.38gpt/6.50m
THUNDER
CREEK
DEPOSIT
0
100
200
Meters

Note:	Only new holes and October 2014 discovery hole shown.